Exhibit 10.3

EXECUTIVE EMPLOYMENT AGREEMENT

This Executive Employment Agreement between Heckmann Corporation (the “Company”) and Richard J. Heckmann (“Executive”), made on this 30th day of November, 2012 (the “Effective Date”) (the “Agreement”). The Company and Executive hereby agree to the employment of Executive by the Company on the following terms and conditions:

1.	Commencement and Term of Agreement

Executive is currently the Company’s Chairman and Chief Executive Officer. However, Executive’s employment under this Agreement will commence immediately upon the Closing (as such term is defined in the Merger Agreement) of the Transaction, and continue for three (3) years (the “Term”), unless earlier terminated pursuant to the provisions of this Agreement. Commencing on the third anniversary of the Effective Date, and each anniversary thereafter, the Term shall automatically be extended for one additional year, unless at least thirty (30) days prior to such anniversary, the Company or Executive shall have given notice in accordance with Section 12.11 that it or he does not wish to extend the Term, in which case employment shall terminate at the end of the term as extended, subject to earlier termination in accordance with Section 7.

2.	Positions and Appointments

Executive shall serve as the Executive Chairman of the Company. During the Term, Executive shall devote Executive’s full time and efforts to the Company’s business and affairs. Executive’s duties shall include, but not be limited to, those typical of the Executive Chairman of a New York Stock Exchange listed company and such other duties as may be required by the Board of Directors of the Company (the “Board”) from time to time. Nothing in this Agreement shall preclude Executive from (a) service to any civic, religious, charitable or similar type organization, (b) public speaking engagements, and (c) management of personal and family investments; provided, that in each case and in the aggregate, such activities do not conflict with the obligations of Executive under Section 9 below or any other restrictive covenants with the Company or an affiliate, or materially interfere with the performance of Executive’s duties and responsibilities hereunder. The duties and services to be performed by Executive hereunder shall be substantially rendered at the Company’s principal offices at Scottsdale, Arizona, except for reasonable travel on the Company’s business incident to the performance of Executive’s duties.

3.	Base Salary

The Company will pay Executive a base salary in cash at the rate of $700,000 per annum. Executive will be paid in installments in accordance with normal Company payroll policy. During the Term, Executive’s base salary shall be periodically reviewed by the Compensation Committee of the Board, and the Compensation Committee may, in its sole and absolute discretion, increase Executive’s base salary at any time; however, Executive’s base salary may be decreased only by mutual written agreement.

4.	Bonus and Equity Incentives

4.1

Bonus. During the Term, Executive shall be eligible to earn an annual discretionary bonus (the “Discretionary Bonus”), based upon the achievement of such Company and individual objectives as determined by the Compensation Committee of the Board in its sole and absolute discretion.

The Discretionary Bonus earned by Executive for any fiscal year of the Company shall be paid by the Company in cash during the period beginning on the first business day of the next succeeding fiscal year and ending on the 15th day of the third month of such succeeding fiscal year. Except as expressly set forth in Sections 7 and 8 below, Executive must remain employed on the payment date to be eligible to receive payment of the Discretionary Bonus.

4.2	Equity Awards. During the Term, equity awards may be granted to Executive under the compensation programs of the Company, at the sole and absolute discretion of the Compensation Committee.

5.	Expenses

The Company shall reimburse Executive for all reasonable travel, accommodation, marketing, entertainment, and other similar out-of-pocket business expenses necessarily incurred by Executive in the performance of his duties during the Term, provided that any expense reimbursement claims are supported by relevant documentation and are made in accordance with the Company’s expense or travel policies. All such expense reimbursements shall (a) be paid no later than the last day of Executive’s taxable year following the taxable year in which the expense was incurred, (b) not be affected by the amount of expenses eligible for reimbursement in any other taxable year and (c) not be subject to liquidation or exchange for another benefit.

6.	Benefits and Vacation

Executive shall be entitled to participate in, and receive benefits as permitted by applicable law under, any pension benefit plan, welfare benefit plan (including, without limitation, health insurance), vacation benefit plan or other executive benefit plan made available by the Company to its senior executives. Any such plan or benefit arrangement may be amended, modified, or terminated by the Company from time to time with or without notice to Executive, and Executive’s eligibility to participate and receive benefits shall be subject to the terms and conditions of the applicable plan documents.

7.	Termination of Employment

7.1	By Executive.

(a)	Voluntary Resignation without Good Reason. Executive may voluntarily terminate his employment with the Company at any time without Good Reason (as defined below) upon thirty (30) days’ advance written notice to the Company. For the avoidance of doubt, when the termination is due to non-extension of the Term by the Executive pursuant to Section 1, the provisions of this Section 7.1(a) shall apply. Upon such termination, Executive will be entitled to receive only his compensation earned through his final day of employment (the “Accrued Compensation”), consisting of base salary, amounts due Executive pursuant to Sections 5 and 6, and Executive’s rights under all then-outstanding equity awards, if any, held by Executive to the extent vested in accordance with their terms through his final day of employment.

(b)

Voluntary Resignation for Good Reason. Executive may voluntarily terminate his employment with the Company for Good Reason within ninety (90) days following the initial existence of a condition constituting Good Reason, provided that Executive delivered to the Company written notice of such condition within thirty (30) days following its initial existence and the Company failed to cure such condition within thirty

(30) days following receipt of such notice. Upon such termination, Executive will be entitled to receive his Accrued Compensation. In addition, subject to Section 11 and provided that Executive executes a full general release in a form satisfactory to the Company releasing all claims, known or unknown, that Executive may have against the Company and its affiliates and such release has become effective in accordance with its terms prior to the sixtieth (60th) day following Executive’s termination date, then Executive shall be entitled to:

(i)	payment by the Company of an amount equal to Executive’s highest annual rate of base salary over the most recent twelve (12) months, divided into equal installments and paid on the Company’s regular payroll dates over a period of twelve (12) months commencing with the first regular payroll date occurring on or after the sixtieth (60th) day following Executive’s termination date, together with a catch-up payment consisting of the installments that otherwise would have been paid on the regular payroll dates occurring between the termination date and such initial payment date, and the remaining installments paid on succeeding regular payroll dates during such twelve-month period until paid in full; and

(ii)	payment by the Company of an amount equal to the Discretionary Bonus Executive otherwise would have earned had Executive’s employment continued through the end of the then-current bonus period, based on actual performance achievement, and prorated for the number of days of Executive’s employment during such bonus period prior to Executive’s termination date, such payment to be made at the time provided by the applicable bonus plan for the same bonus period;

(iii)	payment by the Company of the premiums required to continue Executive’s group health care coverage under the applicable provisions of the Consolidated Omnibus Budget Reconciliation Act of 1985 (“COBRA”), provided that Executive timely elects to continue such coverage under COBRA, for a period ending on the first to occur of (A) the date twelve (12) months following Executive’s termination of employment, (B) the date Executive ceases to be eligible for coverage under COBRA, and (C) the date Executive becomes eligible for health care coverage through another employer; and

(iv)	acceleration in full, effective as of Executive’s final day of employment, of the vesting and/or exercisability of all then outstanding equity awards (excluding equity awards (i) whose vesting is based on performance-based criteria and (ii) that is intended to constitute “qualified performance-based compensation” within the meaning of Section 162(m) of the Internal Revenue Code) held by Executive.

(c)	Good Reason Defined. For purposes of this Agreement, “Good Reason” shall mean: (i) a material diminution in Executive’s base salary, other than as mutually agreed to by the parties as set forth in Section 3 above, (ii) a material diminution in Executive’s authority, duties, and executive responsibilities with the Company, (iii) a material change in the geographic location(s) described in Section 2 at which the Executive must perform services under this Agreement, including a material change in the location of the Company’s principal office at which Executive renders services as provided in Section 2, excluding required business travel described in Section 2, (iv) a requirement that Executive report directly to any other person or entity other than the Board, or (v) a material breach of this Agreement by the Company.

7.2	By Company.

(a)	Without Cause. The Company may terminate Executive’s employment with the Company at any time without Cause (as defined below) upon thirty (30) days’ advance written notice to Executive. For the avoidance of doubt, when termination is due to non-extension of the Term by the Company pursuant to Section 1, the provisions of this 7.2(a) shall apply. Upon such termination, Executive will be entitled to receive his Accrued Compensation. In addition, subject to Section 11 and provided that Executive executes a full general release in a form satisfactory to the Company releasing all claims, known or unknown, that Executive may have against the Company and its affiliates and such release has become effective in accordance with its terms prior to the sixtieth (60th) day following Executive’s termination date, then Executive shall be entitled to receive the payments and benefits set forth in Sections 7.1(b)(i), 7.1(b)(ii),7.1(b)(iii), and 7.1(b)(iv).

(b)	For Cause. The Company may terminate Executive’s employment with the Company at any time for Cause by giving Executive not less than thirty (30) days notice in writing of his act(s) or failure(s) to act constituting Cause for termination and, if such condition is capable of cure, Executive has failed to cure such condition within thirty (30) days following such notice. Upon such termination, Executive will be entitled to receive only his Accrued Compensation.

(c)	Cause Defined. For purposes of this Agreement, “Cause” shall be deemed to exist if Executive shall at any time: (i) commit a material breach of this Agreement, (ii) be guilty of gross negligence, recklessness or willful misconduct in connection with or affecting the business or affairs of the Company, (iii) engage in material and intentional unauthorized use, misappropriation, destruction or diversion of any tangible or intangible asset or corporate opportunity of the Company, or (iv) be convicted of, or plead no contest to, a felony criminal offense. Termination of Executive’s employment as a result of Executive’s death or Disability shall not constitute termination “without Cause.”

7.3	Death and Disability.

(a)	Executive’s employment with the Company will automatically terminate upon his death. Further, the Company reserves the right to terminate Executive’s employment with the Company upon the determination that Executive has a Disability (as defined below). Upon termination of Executive’s employment due to death or Disability, Executive or his estate will be entitled to receive his Accrued Compensation. In addition, subject to Section 11 and provided that Executive or the representative of Executive’s estate executes a full general release in a form satisfactory to the Company releasing all claims, known or unknown, that Executive may have against the Company and its affiliates and such release has become effective in accordance with its terms prior to the sixtieth (60th) day following Executive’s termination date, then in the event of such termination of Executive’s employment due to death or Disability, Executive or his estate shall be entitled to the payments and benefits set forth in Section 7.2(a).

(b)

For purposes of this Agreement, a “Disability” means a physical or mental impairment that prevents Executive from performing the essential duties of his position, with or without reasonable accommodation, for (i) a period of sixty (60) consecutive calendar days, or (ii) an aggregate of ninety (90) work days in any six (6) month period. A determination that Executive has incurred a Disability will be made by the Company, in its sole discretion, but in consultation with a physician selected by the Company and provided that such selected physician consults with Executive’s physician in addition to any examination of Executive and/or other tests on Executive that such selected physician performs or orders to be performed. Executive hereby agrees to submit to any such examinations and/or other tests from time to time. Notwithstanding the foregoing, any termination of employment due to a Disability will be made in accordance with applicable law.

8.	Change of Control

8.1	Effect of Non-Assumption of Equity Awards upon Change of Control. Notwithstanding any provision to the contrary contained in any plan or agreement evidencing an equity award granted to Executive by the Company (unless such plan or agreement expressly disclaims this Section 8.1) and except as otherwise provided by Section 11, in the event of a Change of Control in which both (a) the surviving, continuing, successor, or purchasing corporation or other business entity or parent thereof, as the case may be (the “Acquiring Corporation”), does not assume or continue the Company’s rights and obligations under such then-outstanding equity awards of Executive or substitute for such then-outstanding equity awards of Executive substantially equivalent equity awards for the Acquiring Corporation’s stock, and (b) the Company does not cancel such equity awards of Executive in exchange for payment to Executive with respect to each vested and unvested share underlying such equity award in cash or other property having a fair market value equal to the fair market value of the consideration to be paid per share of common stock of the Company pursuant to the Change of Control transaction (less the exercise price per share subject to the award, if applicable), then the vesting, exercisability and settlement of such equity awards which are not assumed, continued, substituted for or canceled in exchange for payment by the Company shall be accelerated in full effective immediately prior to but conditioned upon the consummation of the Change of Control, provided that Executive remains an employee of the Company immediately prior to the Change of Control.

8.2	Effect of Termination Following Certain Change of Control Transactions. In the event that upon or within one (1) year following a Change of Control, either Executive voluntarily terminates his employment with the Company for Good Reason or the Company terminates Executive’s employment with the Company without Cause, Executive will be entitled to receive his Accrued Compensation. In addition, subject to Section 11 and provided that Executive executes a full general release in a form satisfactory to the Company releasing all claims, known or unknown, that Executive may have against the Company and its affiliates and such release has become effective in accordance with its terms prior to the sixtieth (60th) day following Executive’s termination date, then Executive shall be entitled to the following in lieu of the payments and benefits to which Executive would otherwise be entitled upon such termination in accordance with Section 7.1(b) or Section 7.2(a), as applicable:

(a)

payment by the Company in a lump sum on the sixtieth (60th) day following Executive’s termination of employment of an amount equal to the sum of (i) two and nine-tenths (2.9) times Executive’s annual base salary as in effect at the time of termination or immediately prior to the occurrence of the Change of Control, whichever is greater, and (ii) two and nine-tenths (2.9) times the amount of Executive’s Discretionary Bonus, if any, which was payable pursuant to Section 4.1 for the year immediately preceding the year in which the Change of Control occurs, provided, however, that if the Change of Control is not a “change of control event” within the meaning of the Treasury Regulations issued pursuant to Section 409A of the Internal Revenue Code (a “Section 409A Change of Control”), the preceding amounts, to the extent considered Section 409A Deferred Compensation, shall be divided into equal installments and paid on the

Company’s regular payroll dates over a period of twelve (12) months commencing with the first regular payroll date occurring on or after the sixtieth (60th) day following Executive’s termination date, together with a catch-up payment consisting of the installments that otherwise would have been paid on the regular payroll dates occurring between the termination date and such initial payment date, and the remaining installments paid on succeeding regular payroll dates during such twelve-month period until paid in full; and

(b)	payment by the Company of the premiums required to continue Executive’s group health care coverage under the applicable provisions of COBRA, provided that Executive timely elects to continue such coverage under COBRA, or, following cessation of eligibility under COBRA, under an individual health care plan, for a period ending on the first to occur of (i) the date twenty-four (24) months following Executive’s termination of employment and (ii) the date Executive becomes eligible for health care coverage through another employer, provided that in no event will the Company’s payment obligation exceed the premium rate for group health care continuation coverage under COBRA that would then be in effect had such coverage continued; and

(c)	acceleration in full, effective as of Executive’s final day of employment, of the vesting and/or exercisability of all then-outstanding equity awards held by Executive.

8.3	Section 280G. If, due to the payments and benefits provided by Section 8 and any other payments and benefits to which Executive is entitled pursuant to this Agreement or otherwise, Executive would be subject to any excise tax pursuant to Section 4999 of the United States Internal Revenue Code of 1986, as amended (the “Code”) due to characterization of any such payments or benefits as excess parachute payments pursuant to Section 280G(b)(1) of the Code (the “Excise Tax”), the amounts payable under Section 8 will be reduced (to the least extent possible) in order to avoid any “excess parachute payment” under Section 280G(b)(1) of the Code. Any reduction in the payments and benefits required by this Section 8.3 will be made in the following order: (i) reduction of cash payments; (ii) reduction of accelerated vesting of equity awards other than stock options; (iii) reduction of accelerated vesting of stock options; and (iv) reduction of other benefits paid or provided to Executive. In the event that acceleration of vesting of equity awards is to be reduced, such acceleration of vesting will be cancelled in the reverse order of the date of grant of Executive’s equity awards. If two or more equity awards are granted on the same date, each award will be reduced on a pro-rata basis.

All determinations required to be made under this Section 8.3, including whether any reduction in the payments and benefits is required, the amount of such reduction and the assumptions to be utilized in arriving at such determination, shall be made in good faith by an accounting firm selected by the Company in accordance with applicable law (the “Accounting Firm”), in consultation with tax counsel reasonably acceptable to Executive. All fees and expenses of the Accounting Firm and the tax counsel shall be borne solely by the Company. If the Accounting Firm determines that no Excise Tax is payable by Executive, the Company shall request that the Accounting Firm furnish Executive with an opinion that he has substantial authority not to report any Excise Tax on his federal, state, local income or other tax return.

8.4	Change of Control Defined. For purposes of this Agreement, “Change of Control” means the earliest to occur of the following events:

(a)	the acquisition or ownership by any individual, entity, or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the United States Securities Exchange Act of 1934, and

any successor statute, as it may be amended from time to time (the “Exchange Act”)) of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of more than fifty percent (50%) of the combined voting power of the outstanding voting securities of the Company entitled to vote generally in the election of directors (the “Outstanding Voting Securities”); or

(b)	individuals (the “Incumbent Directors”) who either (i) constitute the Board of Directors of the Company as of the commencement of Executive’s employment with the Company or (ii) are elected or nominated for election to the Board of Directors with the affirmative votes of at least a majority of the Incumbent Directors at the time of such election or nomination cease for any reason to constitute at least a majority of the Board of Directors of the Company; or

(c)	consummation of a reorganization, merger, consolidation or similar corporate transaction, or series of related such transactions, as a result of which the holders of Outstanding Voting Securities immediately prior to such transaction(s) fail to remain immediately after such transaction(s) direct or indirect beneficial ownership of more than fifty percent (50%) of the Outstanding Voting Securities determined immediately after such transaction(s); or

(d)	the sale, exchange or other disposition of all or substantially all of the assets of the Company; or

(e)	approval by the stockholders of the Company of a complete liquidation or dissolution of the Company.

9.	Restrictive Covenants and Confidential Information

9.1	Executive acknowledges that, during the course of his employment with the Company, he will have access to confidential business information and secrets. Executive agrees, both during the term of his employment and following its termination, that he will hold the confidential business information and secrets in the strictest confidence, and that he will not use or attempt to use or disclose any confidential information or business secrets to any other person or entity without the prior written authorization of the Company.

9.2	The restrictions of Section 9.1 do not apply to any confidential information that (a) has entered into the public domain other than by a breach of this Agreement or other obligation of confidentiality of which Executive is aware, or (b) solely to the extent and for the duration required, is required to be disclosed under a validly-issued court order, pursuant to a request by government regulators, and which disclosure the Company is unable legally to prevent.

9.3	Non-Compete and Non-Solicit.

(a) Non-Compete. In further consideration of the employment of Executive and the compensation and benefits provided to Executive hereunder, Executive acknowledges that during the course of his employment with the Company and its subsidiaries he shall become familiar with the Company’s and its subsidiaries’ and affiliates’ trade secrets and with other confidential information concerning the Company and its subsidiaries (collectively referred to herein as “Heckmann”) and that his services shall be of special, unique and extraordinary value to Heckmann. Therefore, Executive agrees that during his period of employment with the Company and for a period of three (3) years after the Executive’s resignation or other termination from employment with the Company for any reason (the three-year period following such termination date, the “Restricted Period”), he shall not directly or indirectly own any interest in, manage, control, participate in, consult with, render services for, or in any manner engage in any business that engages in or otherwise competes with any business(es) of Heckmann as such business(es) of Heckmann could be reasonably described (either as it exists or is in process during the period of Executive’s employment or at Executive’s termination date (such business(es), the “Business”), within any geographical area in the United States in which Heckmann engages or plans to engage in such Business (the “Restricted Area”). For purposes of this Agreement, the term “participate in” shall include, without limitation, having any direct or indirect interest in any Person, whether as a sole proprietor, owner, stockholder, partner, joint venture, creditor or otherwise, or rendering any direct or indirect service or assistance to any individual, corporation, partnership, joint venture and other business entity (whether as a director, officer, manager, supervisor, employee, agent, consultant or otherwise). Nothing herein shall prohibit Executive from being a passive owner of not more than 2% of the outstanding stock of any class of a corporation which is publicly traded, so long as Executive has no active participation in the business of such corporation.

(b) Non-Solicit. During his employment with the Company and during the Restricted Period, Executive shall not directly or indirectly through another Person (other than on behalf of Heckmann):

(i)	induce or attempt to induce any employee of Heckmann to leave the employ of Heckmann, or in any way interfere with the relationship between Heckmann and any employee thereof;

(ii)	hire or seek any business affiliation with any person who was an employee of Heckmann at any time during the twelve months prior to the termination of Executive’s employment;

(iii)	induce or attempt to induce any client, customer, supplier, licensee, licensor or other business relation of Heckmann to cease doing business with Heckmann; or

(iv)	in any way interfere with the relationship between any such client, customer, supplier, licensor or other business relation and Heckmann (including, without limitation, making any negative or disparaging statements or communications regarding the Company or any of its subsidiaries that harm or could reasonably be expected to harm the Company or any of its subsidiaries).

(c) Severability; Revision. Each and every part and subpart of this Section 9.3 shall be severable from each and every other part and subpart of this Section 9.3. If, at the time that the Company seeks to enforce any part of this Section 9.3, a court holds that any restriction herein is unenforceable under circumstances then existing due to its duration, scope, or area, the parties agree that the maximum duration, scope or geographical area deemed reasonable under such circumstances shall automatically be substituted for the stated period, scope or area and that the court shall be allowed to revise and is hereby requested to revise the restrictions contained herein to cover the maximum duration, scope and area permitted by law. If, however, under applicable law, the court may only excise unreasonable terms and enforce the remaining provisions as written rather than modifying or reforming any term or provision to make it reasonable and enforceable (such as “blue pencil” or “strike-out” interpretation), then the following modified definitions of “Restricted Period”, “Restricted Area” and/or “Business” shall apply:

(i)	If the Restricted Period as defined in Section 9.3(a) is determined to be unreasonable in duration, then “Restricted Period” shall instead mean the employment period and the 2-year period commencing on the date of termination of Employment’s employment (regardless of whether the termination is voluntary or involuntary). If the Restricted Period as modified by the preceding sentence is determined to be unreasonable in duration, then “Restricted Period” shall mean the employment period and the 1-year period commencing on the date of termination of Executive’s employment (regardless of whether the termination is voluntary or involuntary). If the Restricted Period as modified by the preceding sentence is determined to be unreasonable in duration, then “Restricted Period” shall mean the employment period and the 6-month period commencing on the date of termination of Executive’s employment (regardless of whether the termination is voluntary or involuntary).

(ii)	If the Restricted Area as defined in Section 9.3(a) is determined to be unreasonable in scope, then “Restricted Area” shall instead mean (A) a fifty (50) mile radius of each of the geographic locations where Heckmann engages in the Business as of Executive’s termination date, or (B) the geographic area of Executive’s responsibilities while employed with the Company during the three (3) years immediately preceding his termination date. If the Restricted Area as modified by the preceding sentence is determined to be unreasonable in scope, then “Restricted Area” shall instead mean (A) a twenty-five (25) mile radius of each of the geographic locations where Heckmann engages in the Business as of Executive’s termination date, or (B) the geographic area of Executive’s responsibilities while employed with the Company during the two (2) years immediately preceding his termination date.

(iii)	If the Business as defined in Section 9.3(a) is determined to be unreasonable in scope, then “Business” shall instead mean any business that engages in or otherwise competes with any business(es) of Heckmann in which Executive participated during his last twelve (12) months of employment with the Company.

(d) Remedies; Tolling. Executive acknowledges and agrees that the Company’s remedies at law for a breach or threatened breach of any part of this Section 9 would be inadequate and the Company would suffer irreparable damages as a result of such breach or threatened breach. In recognition of this fact, Executive agrees that, in the event of such a breach or threatened breach of the covenants set forth in this Section 9, in addition to any remedies at law that it may have, the Company, without the need to post any bond or security, shall be entitled to cease making any payments or providing any benefit otherwise required by this Agreement and obtain equitable relief in the form of specific performance, temporary restraining order, temporary or permanent injunction or any other equitable remedy which may then be available. The Company may elect to seek one or more of these remedies at its sole discretion on a case-by-case basis. The Company’s decision not to seek any or all such remedies with regard to any other person or situation shall not constitute a waiver of any of its rights or restrict the Company from seeking any remedies with regard to Executive or in any other situation. If Executive breaches any part of this Section 9, the running of the Restricted Period shall be automatically tolled and suspended for the amount of time that any such breach continues, and shall automatically recommence when the breach is remedied so that the Company shall receive the benefit of Executive’s full compliance with this Section 9.

(e) For purposes of this Agreement, the term “Transaction” means the transaction resulting from the Agreement and Plan of Merger dated as of September 3, 2012 by and among Rough Rider Acquisition, LLC, a Delaware limited liability company, Heckmann Corporation, a Delaware corporation, Badlands Energy, LLC, a North Dakota limited liability company n/k/a Badlands Power Fuels, LLC, a Delaware limited liability Company, and Executive (the “Merger Agreement”).

(f) Survival. The provisions of this Section 9 shall survive the termination of this Agreement for any reason.

10.	Further Obligations of Executive

10.1	Executive shall comply with all applicable rules of law, securities laws, regulations, and codes of conduct of the Company in effect from time to time in relation to dealings in shares, notes, debentures, or other securities.

10.2	Executive represents that his employment with the Company does not violate any prior agreement with a former employer or third party.

11.	Application of Section 409A

11.1	Notwithstanding anything contained in this Agreement to the contrary, no amount payable on account of Executive’s termination of employment which constitutes a “deferral of compensation” (“Section 409A Deferred Compensation”) within the meaning of the Treasury Regulations issued pursuant to Section 409A of the Code (the “Section 409A Regulations”) shall be paid unless and until Executive has incurred a “separation from service” within the meaning of the Section 409A Regulations. Furthermore, if Executive is a “specified employee” within the meaning of the Section 409A Regulations as of the date of Executive’s separation from service, no amount that constitutes Section 409A Deferred Compensation which is payable on account of Executive’s separation from service shall be paid to Executive before the date (the “Delayed Payment Date”) which is the first day of the seventh month after the date of Executive’s separation from service or, if earlier, the date of Executive’s death following such separation from service. All such amounts that would, but for this Section, become payable prior to the Delayed Payment Date will be accumulated and paid on the Delayed Payment Date.

Notwithstanding anything herein to the contrary, to the maximum extent permitted by applicable law, amounts payable to Executive pursuant to Sections 7.1(b), 7.2(a), 7.3(a) and 8.2 of this Agreement shall be made in reliance upon Treas. Reg. Section 1.409A-1(b)(9) (Separation Pay Plans) or Treas. Reg. Section 1.409A-1(b)(4) (Short-Term Deferrals), as applicable.

11.2	To the extent that all or any portion of the Company’s payment of or reimbursement to Executive for the cost of health care coverage premiums pursuant to Sections 7.1(b)(iii), 7.2(a) and 8.2(b) (the “Company-Provided Benefits”) would exceed an amount for which, or continue for a period of time in excess of which, such Company Provided Benefits would qualify for an exemption from treatment as Section 409A Deferred Compensation, then, for the duration of the applicable period during which the Company is required to provide such benefits: (a) the amount of Company-Provided Benefits furnished in any taxable year of Executive shall not affect the amount of Company-Provided Benefits furnished in any other taxable year of Executive; (b) any right of Executive to Company-Provided Benefits shall not be subject to liquidation or exchange for another benefit; and (c) any reimbursement for Company-Provided Benefits to which Executive is entitled shall be paid no later than the last day of Executive’s taxable year following the taxable year in which Executive’s expense for such Company-Provided Benefits was incurred.

11.3	Upon any Change of Control which is not a Section 409A Change of Control, any equity-based award which constitutes Section 409A Deferred Compensation and which would vest and become payable in accordance with Section 8.1 shall vest in full as provided by Section 8.1 but shall be converted automatically at the effective time of such Change of Control into a right to receive in cash on the date or dates such award would have been settled in accordance with its then existing settlement schedule (or on such earlier date as provided by Section 8.2(c) or on such earlier date when a Section 409A Change of Control subsequently occurs) an amount or amounts equal in the aggregate to the intrinsic value of the equity award at the time of the Change of Control.

11.4	Notwithstanding any provision of this Agreement to the contrary, to the extent that any amount constituting Section 409A Deferred Compensation would become payable under this Agreement solely by reason of a Change of Control, such amount shall become payable only if the event constituting a Change of Control would also constitute a Section 409A Change of Control.

11.5	Executive and the Company intend that any right of Executive to receive installment payments under this Agreement shall, for all purposes of Section 409A, be treated as a right to a series of separate payments.

11.6	The Company intends that income provided to Executive pursuant to this Agreement will not be subject to taxation under Section 409A of the Internal Revenue Code. The provisions of this Agreement shall be interpreted and construed in favor of satisfying any applicable requirements of Section 409A and the Section 409A Regulations. However, the Company does not guarantee any particular tax effect for income provided to Executive pursuant to this Agreement. In any event, except for the Company’s responsibility to withhold applicable income and employment taxes from compensation paid or provided to Executive, the Company shall not be responsible for the payment of any applicable taxes incurred by Executive on compensation paid or provided to Executive pursuant to this Agreement.

12.	Miscellaneous

12.1	This Agreement, the Company’s 2009 Equity Incentive Plan (or any successor plan) and any equity award agreements with Executive thereunder constitute the entire agreement and understanding between Company and Executive and supersedes any other agreements, whether oral or written, with respect to the subject matter of this Agreement. This Agreement may only be modified or amended by a further agreement in writing signed by the parties hereto.

12.2	This Agreement is governed by and shall be construed in accordance with the laws of the State of Arizona, and without giving effect to conflict of law principles. To the extent that any claim arising under or related to this Agreement may be brought in court under Section 12.3, Company and Executive agree to bring and pursue any suit, action or proceeding raising such a claim only in the state or federal courts in the county of Maricopa, Arizona, freely consent to the personal jurisdiction and venue of those courts, waive any right to argue that personal jurisdiction or venue in any such court is improper, inappropriate or inconvenient, waive any right to assist, participate in, or consent to any such suit, action or proceeding being transferred to or litigated in any other court, and waive any right to a jury trial.

12.3	Arbitration.

(a) Except as provided in Section 12.3(b), any legal or equitable claim, demand or dispute between Executive (and/or any of his agents, administrators or assigns) and Company (and/or any of its agents, officers, directors, employees, administrators, successors, or assigns) that relates to or arises under this Agreement or the employment relationship between Company and Executive shall be resolved through binding arbitration on the terms and conditions set forth in this Section 12.3, whether based on common law or federal, state or local law, including but not limited to: (i) claims related to Executive’s compensation, including claims related to Executive’s wages, salary, bonuses, commissions, severance pay, or employee benefits (but see Section 12.3(b) below); (ii) claims related to discrimination or harassment based on sex, race, color, religion, national origin, disability, age or any other category protected by law (but see Section 12.3(b) below); (iii) claims for breach of contract, defamation, negligence, retaliation, fraud, misrepresentation, or infliction of emotional distress; and (iv) civil claims for conversion, embezzlement, or nonpayment of debts. Executive and Company each waive the right to file a lawsuit, have a trial by jury, or resolve any such dispute in any other forum.

(b) Notwithstanding the foregoing:

(i)	the parties shall not arbitrate (A) claims by Executive for workers’ compensation or unemployment compensation benefits, (B) claims arising under or relating to any part of Section 9 of this Agreement, or (C) claims by the Company for injunctive or equitable relief, including without limitation claims related to misappropriation of trade secrets or breach of fiduciary duty;

(ii)	Executive may file a charge of discrimination with the Equal Employment Opportunity Commission or any similar state or local investigative agency, but waives his right to have a judge or jury decide any claim raised in such a charge and instead agrees to arbitrate any such claim pursuant to this Section 12.3; and

(iii)	claims by Executive for sexual harassment and/or discriminatory harassment must be raised with Company pursuant to the procedures described in Company’s policy prohibiting such conduct, but if the matter is not resolved under those procedures, Executive may pursue any such claim only through arbitration as provided for in this Section 12.3.

(c) The arbitration shall be conducted in accordance with the Federal Arbitration Act (“FAA”) and the Employment Arbitration Rules of the American Arbitration Association (“AAA”) which are then in effect. The party initiating a claim must do so by delivering a written demand for arbitration to the other party and, on the same date, to AAA’s office located in or closest to Scottsdale, Arizona, and a party may not pursue any claim covered by this Section 12.3 unless it takes such steps within the statute of limitations that governs the claim. Unless otherwise required by law or ordered by the arbitrator, the costs of arbitration, including AAA’s administrative fees and the fees and expenses of the arbitrator, shall be shared equally by the parties (except for AAA’s filing fee, which shall be paid by the party that demands arbitration). The arbitrator shall have the authority to order any remedies, legal or equitable, that a party could obtain from a court of competent jurisdiction based on the claims asserted. Each side to the claim or dispute shall pay its own attorneys’ fees and expenses unless the arbitrator determines, in accordance with applicable law, that such amounts should be apportioned in a different manner. All aspects of the arbitration process, including any discovery, the hearing, and the record of the proceeding, shall be confidential and not open or disclosed to any third party or the public except to the extent that both parties may agree otherwise in writing, or to the extent required in any subsequent proceeding between the parties or in response to the order of a government agency or court. Subject to the FAA and applicable law, the arbitrator’s award shall be final and binding, without any right of appeal. Either party may seek to have judgment entered upon the award by a court of competent jurisdiction in Maricopa County, Arizona.

12.4	This Agreement may be executed in several counterparts, each of which shall be deemed to be an original, and all such counterparts when taken together shall constitute one and the same original.

12.5	Except to the extent that applicable law, rule or regulation requires that any specific action be taken or performed by the Compensation Committee of the Board, or to the extent otherwise provided in this Agreement, any action to be taken or performed, or direction to be provided, by the Company under this Agreement may be taken, performed, or provided at the direction of the Board.

12.6	Any waiver by the Company of any provision, or any breach of any provision, of this Agreement shall not operate or be construed as a waiver of any subsequent breach of such provision or any other provision herein.

12.7	Due to the personal nature of the services contemplated under this Agreement, this Agreement and Executive’s rights and obligations hereunder may not be assigned by Executive. The Company may assign its rights, together with its obligations hereunder, in connection with any sale, transfer, or other disposition of all or substantially all of its business and/or assets, provided that any such assignee of the Company agrees to be bound by the provisions of this Agreement.

12.8	All payments under this Agreement shall be subject to reduction for taxes and other withholdings required by law or regulation. Executive shall not be required to seek other employment or otherwise to mitigate damages upon any termination of employment and the amounts payable hereunder, except to the extent expressly provided herein, shall not be reduced on account of any such subsequent employment.

12.9	Notwithstanding any provision herein or in any Company incentive or compensation program to the contrary, Executive shall be subject to the written policies of the Board applicable to executives, including without limitation any Board policy relating to claw-back of compensation, as they exist from time to time during the Executive’s employment by the Company. Any “incentive-based compensation” within the meaning of Section 10D of the Exchange Act will be subject to recovery by the Company in the manner required by Section 10D(b)(2) of the Exchange Act, and Executive agrees to repay to the Company or forfeit any such incentive-based compensation, as determined by Board pursuant to the applicable rules and regulations promulgated thereunder from time to time. This Section 12.9 shall be interpreted in accordance with any applicable rules or regulations adopted by the United States Securities and Exchange Commission or the New York Stock Exchange, as contemplated by the Dodd-Frank Wall Street Reform and Consumer Protection Act and any other applicable law, and shall be interpreted in the sole and absolute discretion and business judgment of the Board. The provisions of this Section 12.9 shall survive the termination of this Agreement for any reason.

12.10	Notice. Any notices, requests, demands, or other communications provided by this Agreement shall be sufficient if in writing and if sent by registered or certified mail to the Executive at the last address he has filed in writing with the Company or, in the case of the Company, at its principal offices to the attention of its Chief Legal Officer.

THE PARTIES TO THIS AGREEMENT HAVE READ THE FOREGOING AGREEMENT AND FULLY UNDERSTAND EACH AND EVERY PROVISION CONTAINED HEREIN. WHEREFORE, THE PARTIES HAVE EXECUTED THIS AGREEMENT ON THE DATES SHOWN BELOW.

Company

By:	/s/ J. Danforth Quayle	Date:	11/2012

Name: J. Danforth Quayle
Title: Chairman of the Compensation Committee

Executive

By:	/s/ Richard J. Heckmann	Date:	12/1/2012

Name: Richard J. Heckmann